EXHIBIT 99.1

                               PREMIER FOODS PLC
                    FULL YEAR RESULTS TO 31ST DECEMBER 2002
                                  (UNAUDITED)
LONDON, 21ST MARCH:
-------------------

>>        Successful acquisition of Nestle UK ambient foods business.

>> Continuing operating profits before exceptional items up 20.7% to(pound)77.6m.

>>        Continuing EBITDA up 24.6% to(pound)103.2m.

>>        Strong cash generation of (pound)30.1m before acquisition of Nestle.

Premier Foods today announces fourth quarter results with continuing net sales of (pound)234.8m and continuing EBITDA of (pound)38.3m. This reflects an increase in continuing net sales of 6.1% and continuing EBITDA of 27.7% over the comparable period last year. For the full year to 31st December 2002, continuing net sales were (pound)882.3m and continuing EBITDA was (pound)103.2m, increases of 4.4% and 24.6%, respectively.

Excluding the contribution from the recent acquisition of the Nestle UK ambient foods business ("Nestle"), sales in the fourth quarter declined by 4.7% to (pound)211.0m, though EBITDA, at (pound)32.9m, was (pound)2.9m or 9.7% ahead of the same period in 2001. For the full year to 31st December 2002, EBITDA at (pound)91.7m was (pound)8.9m or 10.7% ahead of the same period last year with net sales down 2.2% to (pound)826.7m. The EBITDA margin for the grocery business has increased from 10.4% to 11.8% excluding Nestle and 12.5% including Nestle. The EBITDA growth has been across the board with all our businesses reporting increased contribution.

We generated a net (pound)30.1m of cash for the year, before the investment in Nestle of (pound)132.8m and a revaluation gain on the US$200m senior notes of (pound)13.2m. Thus, Premier's gross borrowings at 31st December 2002 of (pound)460.6m were (pound)89.5m higher than the (pound)371.1m at the prior year end.

NESTLE
Fourth quarter trading for the acquired business has been in line with expectation with net sales of (pound)23.8m and EBITDA of (pound)5.4m. Since its acquisition at the end of May 2002, Nestle has contributed net sales of (pound)55.6m and EBITDA of (pound)11.5m. The integration of the business is now complete with all elements of the acquired business operating on Premier's systems.

We completed our review of the manufacturing platform in the first quarter of 2003 and we are currently in consultation with staff, with a view to closing the Hadfield factory in Manchester. It is intended that the operations will be integrated into our existing spreads factory at Histon and the pickles operation at Bury St. Edmonds. This integration should be completed by Christmas 2003.

PREMIER FOODS PLC
FULL YEAR RESULTS TO 31ST DECEMBER 2002

TRADING REVIEW
Turnover, excluding the Nestle and potatoes businesses, at (pound)676.8m for the full year 2002 was 1.6% behind the same period last year. This, however, masks a 2.9% increase in branded sales for our grocery business (excluding Nestle) offset by the anticipated decrease in own label sales.

Our chocolate beverages business continued to perform well with sales for the full year 3.4% ahead of last year. In particular, branded sales of Cadbury and Lift were 4.9% ahead of last year. This sector performed well with gross margin after marketing ahead of last year despite increased marketing support behind the brands. Trading by our tea business continued to follow the same pattern as earlier in the year with sales of Typhoo tea through the major multiples 15% ahead of last year, offset by a reduction in sales through other channels, due to the exit from marginal and under performing contracts. The own label tea sector remains competitive with excess capacity in the market place. However, gross margins after marketing across the business have improved, underpinned by the growth in branded sales.

Positive mix and margin changes and manufacturing efficiencies in our canned foods, pickles and sauces business have offset own label volume losses in canning during the year. Sales, excluding Nestle, for the full year 2002 at (pound)345.6m were (pound)16.8m or 4.6% below last year, though contribution was held flat through branded sales growth. The integration of production from our North Walsham canning plant into our factories at Long Sutton and Wisbech has now been completed. Our range of cooking sauces, Loyd Grossman, continues to grow strongly with the introduction of new product ranges and targeted marketing spend. Sales for the full year were up by nearly 40% compared to the same period last year.

The launch of Hartley's Best with a new marketing campaign was well received by the trade and enhanced our margin position. Whilst achieving targeted sales and distribution levels earlier in the year had proved stretching, quarter four saw an improvement in distribution and margins. We are looking for this trend to continue into 2003. Our French preserves business has made good progress, with increased sales and operating profit.

Gross margin after marketing for the total grocery business (excluding Nestle) has improved to 19.0% for the full year 2002 from 17.0% in the same period last year. The increase in margin is after an uplift in marketing investment of (pound)3.8m for the year. This increase has been targeted at our higher margin branded businesses, particularly tea and chocolate beverages. The increase in margin is underpinned by manufacturing efficiency improvements and particularly the integration of the Stratford and Nelsons businesses acquired in 2001 along with the exit from under performing contracts.

Our potato business continued to achieve results ahead of last year despite difficult trading conditions resulting from a very good 2002 harvest. This led to a decrease in the full year sales value of 4.9%. As has been previously indicated, the profitability of this business is not directly linked to sales value but to volume, which saw an increase in volumes of 12% for the year resulting in a contribution ahead by 9.8%.

PREMIER FOODS PLC
FULL YEAR RESULTS TO 31ST DECEMBER 2002

Operating profits before exceptional items for the group's continuing operations at (pound)29.8m for the fourth quarter were 26.8% ahead of last year and at (pound)77.6m for the twelve months to 31st December 2002 were 20.7% ahead of last year. Excluding the Nestle acquisition, operating profits before exceptional items at (pound)26.4m for the fourth quarter were 12.3% ahead of last year and at (pound)70.7m for the full year 2002 were 10% ahead of the same period last year.

As part of our continued restructuring, we incurred operating exceptional items of (pound)16.8m in the year. These principally relate to the closure of our Aintree preserves factory and North Walsham canning factory, a reduction in manning levels at our Moreton tea factory and restructuring of our administration function following the Nestle acquisition. Profit before tax for the group increased from a loss of (pound)27.6m for 2001 to a profit of (pound)22.3m for 2002.

Robert Schofield, Premier Foods' Chief Executive, said

"I am pleased to report on another excellent year for Premier. We have achieved the demanding targets we set ourselves for this year in a food manufacturing industry, which remains highly competitive. We have successfully managed a period of significant change in our business, during which we have continued to grow our margins and our earnings. This coupled with our strong cash generation provides us with a firm base for future development.

"We look forward to 2003 with confidence. The acquisition of the Nestle business has significantly enhanced the balance and quality of our brand portfolio and its integration has proceeded smoothly. We believe our brand strategy will continue to enhance the quality of our earnings whilst the synergies available from the restructuring of our manufacturing platform will further improve the efficiency of our manufacturing processes."


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE:
OPERATING AND NON-OPERATING EXCEPTIONAL ITEMS, THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS, DEPRECIATION, NET INTEREST CHARGES, CORPORATION TAXES AND ANY OTHER NON-CASH INCOME AND NON-CASH CHARGES.


ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1727 815850

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT



                                                        THREE MONTHS TO 31ST DECEMBER             TWELVE MONTHS TO 31ST DECEMBER
                                                           2002               2001                    2002               2001
                                                        UNAUDITED         RESTATED(1)              UNAUDITED         RESTATED(1)
                                                      (POUND)M           (POUND)M                (POUND)M           (POUND)M
NET SALES
   Continuing operations                                       211.0              221.4                   826.7              845.2
   Nestle acquisition                                           23.8                0.0                    55.6                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                 234.8              221.4                   882.3              845.2
   Discontinued operations                                       0.0                0.5                     0.2                4.1
                                                      ---------------    ---------------         ---------------    ---------------
                                                               234.8              221.9                   882.5              849.3
                                                      ---------------    ---------------         ---------------    ---------------

COST OF SALES
   Continuing operations                                       152.2              167.5                   620.5              657.2
   Nestle acquisition                                           14.0                0.0                    33.1                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                 166.2              167.5                   653.6              657.2
   Discontinued operations                                       0.0                0.7                     0.2                3.7
                                                      ---------------    ---------------         ---------------    ---------------
                                                               166.2              168.2                   653.8              660.9
                                                      ---------------    ---------------         ---------------    ---------------

GROSS PROFIT
   Continuing operations                                        58.8               53.9                   206.2              188.0
   Nestle acquisition                                            9.8                0.0                    22.5                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                  68.6               53.9                   228.7              188.0
   Discontinued operations                                       0.0               (0.2)                    0.0                0.4
                                                      ---------------    ---------------         ---------------    ---------------
                                                                68.6               53.7                   228.7              188.4
                                                      ---------------    ---------------         ---------------    ---------------
Selling & distribution
   Continuing operations                                        21.7               24.3                   101.4               97.6
   Nestle acquisition                                            3.1                0.0                     8.6                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                  24.8               24.3                   110.0               97.6
   Discontinued operations                                       0.0                0.1                     0.0                0.5
                                                      ---------------    ---------------         ---------------    ---------------
                                                                24.8               24.4                   110.0               98.1
                                                      ---------------    ---------------         ---------------    ---------------
ADMINISTRATION
   Continuing operations                                        10.7                6.1                    34.1               26.1
   Nestle acquisition                                            3.3                0.0                     7.0                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                  14.0                6.1                    41.1               26.1
   Discontinued operations                                       0.0                0.1                     0.1                0.7
                                                      ---------------    ---------------         ---------------    ---------------
                                                                14.0                6.2                    41.2               26.8
                                                      ---------------    ---------------         ---------------    ---------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing operations                                        26.4               23.5                    70.7               64.3
   Nestle acquisition                                            3.4                0.0                     6.9                0.0
                                                      ---------------    ---------------         ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                  29.8               23.5                    77.6               64.3
   Discontinued operations                                       0.0               (0.4)                   (0.1)              (0.8)
                                                      ---------------    ---------------         ---------------    ---------------
                                                                29.8               23.1                    77.5               63.5
                                                      ---------------    ---------------         ---------------    ---------------

Operating exceptional items                                    (11.9)              (6.6)                  (16.8)             (12.2)
Non operating exceptional items                                  0.1               (9.8)                   (2.0)             (26.2)

                                                      ---------------    ---------------         ---------------    ---------------
PROFIT BEFORE INTEREST AND TAXATION                             18.0                6.7                    58.7               25.1

Net interest payable                                           (12.3)             (10.1)                  (43.3)             (41.5)
Revaluation of bond                                              4.3               (1.5)                   13.2               (3.7)
Amortisation of debt issue costs                                (1.7)              (1.1)                   (6.3)              (7.5)
                                                      ---------------    ---------------         ---------------    ---------------
Total interest payable                                          (9.7)             (12.7)                  (36.4)             (52.7)
                                                      ---------------    ---------------         ---------------    ---------------

PROFIT / (LOSS) BEFORE TAXATION                                  8.3               (6.0)                   22.3              (27.6)

                                                                 0.8               (1.3)                   (6.0)              (0.9)
                                                      ---------------    ---------------         ---------------    ---------------

PROFIT / (LOSS) AFTER TAXATION                                   9.1               (7.3)                   16.3              (28.5)
                                                      ===============    ===============         ===============    ===============



-------------------------------------------------------------------------

1. The taxation expense for 2001 has been restated following the adoption of FRS 19 "Deferred Tax"

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT




                                                       THREE MONTHS TO 31ST DECEMBER          TWELVE MONTHS TO 31ST DECEMBER
                                                          2002               2001                 2002               2001
                                                       UNAUDITED                               UNAUDITED
                                                     (POUND)M           (POUND)M             (POUND)M           (POUND)M
Operating profit before exceptional items
   Continuing operations                                       26.4                23.5                70.7               64.3
   Nestle acquisition                                           3.4                 0.0                 6.9                0.0
                                                     ---------------    ----------------     ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                 29.8                23.5                77.6               64.3
   Discontinued operations                                      0.0                (0.4)               (0.1)              (0.8)
                                                     ---------------    ----------------     ---------------    ---------------
                                                               29.8                23.1                77.5               63.5
                                                     ---------------    ----------------     ---------------    ---------------
DEPRECIATION & AMORTISATION
   Continuing operations                                        6.5                 6.5                21.0               18.5
   Nestle acquisition                                           2.0                 0.0                 4.6                0.0
                                                     ---------------    ----------------     ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                  8.5                 6.5                25.6               18.5
   Discontinued operations                                      0.0                 0.1                 0.0                0.1
                                                     ---------------    ----------------     ---------------    ---------------
                                                                8.5                 6.6                25.6               18.6
                                                     ---------------    ----------------     ---------------    ---------------
EBITDA(2)
   Continuing operations                                       32.9                30.0                91.7               82.8
   Nestle acquisition                                           5.4                 0.0                11.5                0.0
                                                     ---------------    ----------------     ---------------    ---------------
   TOTAL CONTINUING OPERATIONS                                 38.3                30.0               103.2               82.8
   Discontinued operations                                      0.0                (0.3)               (0.1)              (0.7)
                                                     ---------------    ----------------     ---------------    ---------------
                                                               38.3                29.7               103.1               82.1
                                                     ---------------    ----------------     ---------------    ---------------

2. Please see page 3 for a definition of EBITDA

ANALYSIS OF NET SALES

  Canned foods, pickles & sauces                              104.5                98.2               375.8              362.4
  Beverages                                                    47.0                45.8               172.8              173.8
  Spreads(3)                                                   50.6                43.0               183.8              151.4
                                                     ---------------    ----------------     ---------------    ---------------
  Grocery products                                            202.1               187.0               732.4              687.6
  Potatoes                                                     32.7                34.3               149.9              157.6
                                                     ---------------    ----------------     ---------------    ---------------
  TOTAL CONTINUING OPERATIONS                                 234.8               221.3               882.3              845.2

  Discontinued operations                                         -                 0.6                 0.2                4.1
                                                     ---------------    ----------------     ---------------    ---------------

  TOTAL                                                       234.8               221.9               882.5              849.3
                                                     ===============    ================     ===============    ===============

3. Following the Nestle acquisition, Preserves was renamed Spreads to reflect the additonal products within this category



PREMIER FOODS PLC
GROUP NET ASSETS

                                                  31ST DECEMBER    31ST DECEMBER
                                                     2002             2001
                                                  UNAUDITED         RESTATED(4)
                                                  (POUND)M          (POUND)M

FIXED ASSETS
     Intangible assets                                   113.9             17.4
     Tangible assets                                     135.1            120.0
     Investments                                           0.2              0.2
                                                ---------------  ---------------
                                                         249.2            137.6
CURRENT ASSETS
     Stocks                                              111.3            105.6
     Debtors
          Within 1 year                                  133.5            137.1
          Greater than 1 year                              9.0             11.7
     Cash at bank                                         43.5             27.3
                                                ---------------
                                                                 ---------------
                                                         297.3            281.7
CURRENT LIABILITIES
     Bank loan and overdrafts                            (24.5)           (10.1)
     Trade creditors                                    (138.4)          (139.0)
     Provision for corporate tax                         (12.4)            (6.8)
     Other current liabilities                           (42.3)           (43.2)
                                                ---------------  ---------------
                                                        (217.6)          (199.1)


                                                ---------------  ---------------
NET CURRENT ASSETS                                        79.7             82.6

                                                ---------------  ---------------
TOTAL ASSETS LESS CURRENT LIABILITIES                    328.9            220.2


OTHER NON CURRENT LIABILITIES
     Borrowings                                         (464.7)          (375.7)
     Provision for liabilities and charges(4)            (13.8)           (11.3)
     Other creditors                                      (0.2)            (0.5)
                                                ---------------  ---------------
                                                        (478.7)          (387.5)

                                                ---------------  ---------------

NET LIABILITIES                                         (149.8)          (167.3)
                                                ===============  ===============


ANALYSIS OF NET BORROWINGS
     Cash                                                 43.5             27.3
     Bank loan and overdrafts                             (3.2)            (0.8)
     Term debt repayable within one year                 (27.0)           (13.4)
     Term debt repayable greater than one year          (265.3)          (163.9)
     Bonds                                              (199.2)          (212.4)
     Loan from associated company                         (9.2)            (7.6)
     Other loans                                          (0.2)            (0.3)
                                                ---------------  ---------------
GROSS BORROWINGS                                        (460.6)          (371.1)
     Unamortised debt issue costs                         14.9             12.6
                                                ---------------  ---------------

NET BORROWINGS                                          (445.7)          (358.5)

     Finance leases                                       (0.1)            (0.2)

                                                ---------------  ---------------

NET DEBT                                                (445.8)          (358.7)
                                                ===============  ===============


4. Provision for deferred taxation in 2001 has been restated following the adoption of FRS 19 "Deferred Tax"

PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW




                                                  THREE MONTHS TO 31ST DECEMBER               TWELVE MONTHS TO 31ST DECEMBER
                                                    2002                 2001                   2002                  2001
                                                 UNAUDITED                                    UNAUDITED
                                               (POUND)M             (POUND)M               (POUND)M              (POUND)M

Operating profit before exceptional items                 29.8                 23.1                    77.5                 63.5
Depreciation & amortisation charge                         8.5                  6.6                    25.6                 18.6
                                              -----------------    -----------------      ------------------    -----------------
EBITDA                                                    38.3                 29.7                   103.1                 82.1

Net capital expenditure                                   (3.6)                 1.9                   (15.1)               (12.8)

Movement in working capital                                1.9                  8.1                     8.9                 13.1

Total interest paid                                       (8.2)                (6.2)                  (43.6)               (40.1)
                                              -----------------    -----------------      ------------------    -----------------

OPERATING CASH FLOW BEFORE EXCEPTIONALS                   28.4                 33.5                    53.3                 42.3
                                              -----------------    -----------------      ------------------    -----------------

Acquisitions and disposals                                (0.6)                (9.1)                 (132.8)                72.3
Cash flows related to restructuring                       (6.6)                (6.9)                  (13.2)               (13.5)
Share capital issued                                       0.0                  0.0                     0.0                 23.7
Other flows                                               (0.5)                (7.0)                  (10.0)                (2.4)
                                              -----------------    -----------------      ------------------    -----------------
NET FLOW                                                  20.7                 10.5                  (102.7)               122.4

OPENING GROSS BORROWINGS
1ST SEPTEMBER / JANUARY                                 (485.6)              (380.2)                 (371.1)              (489.9)

REVALUATION OF $200M BOND                                  4.3                 (1.4)                   13.2                 (3.6)
                                              -----------------    -----------------      ------------------    -----------------

CLOSING GROSS BORROWINGS 31ST DECEMBER                  (460.6)              (371.1)                 (460.6)              (371.1)
                                              =================    =================      ==================    =================
